Exhibit 99(a)(5)(D)

Dear Option Holder,

You have indicated that you wish to participate in IKON Office Solutions, Inc.'s (the "Company") current self-tender offer, dated November 21, 2007 (the "Offer") by, as is provided for in the Offer, conditionally exercising some or all of your options to purchase common shares of the Company, and tendering the resulting shares.

Details of the Offer, and the ability of Option Holders to participate in the Offer, are provided in the Offer to Purchase and related documents, filed with the United States Securities and Exchange Commission on November 21, 2007, as subsequently amended.

As you are a non-U.S. Option Holder, the Company wishes to bring to your attention section 5 of the "General Terms and Conditions of the Offer" contained in the document entitled "Instructions for Tender through Conditional Exercise of Options".  Section 5 concerns the tax consequences of choosing to participate in the Offer and refers to section 15 of the Offer to Purchase, which contains a fuller summary of those consequences. Section 15 contains an explanation of what is known as Form W-8BEN, a United States Internal Revenue Service form the completion of which may entitle you to a reduced rate of withholding tax available under an applicable income tax treaty, as discussed in section 15.

Should you wish to submit a Form W-8BEN in connection with your participation in the Offer, the Form, together with relevant instructions, can be found at the following internet addresses.  You should be sure and fill out Part II of the Form.

Form: http://www.irs.gov/pub/irs-pdf/fw8ben.pdf

Instructions: http://www.irs.gov/pub/irs-pdf/iw8ben.pdf

The form should be submitted to the attention of Maryanne Messenger, by facsimile, at 1-610-407-7964. The form must be received by no later than 5p.m. on Friday, December 21, 2007.

As with all matters of personal taxation, you should seek individual advice from a professional advisor if you have any questions.

IKON Office Solutions, Inc.